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                                  PRESS RELEASE                   EXHIBIT 99.A.6


Contact: Investor Relations
         303-296-2121
    Fax: 303-672-2668

FOR IMMEDIATE RELEASE

                    TENDER OFFER FOR $38 MILLION OF COMMON
                  STOCK LAUNCHED BY VICORP RESTAURANTS, INC.

         DENVER, CO, November 23, 1999 -- In a move designed to provide shareholders with an opportunity to obtain additional liquidity for their common stock, VICORP Restaurants, Inc. (NASDAQ: VRES) today announced it has launched a tender offer for up to 2,000,000 shares of its outstanding common stock for $19.00 in cash per share. If more than 2,000,000 shares are tendered, VICORP will accept shares on a pro rata basis, although tendering shareholders who own less than 100 shares of stock will not be subject to proration.

         The determination that VICORP's common shareholders should be given the opportunity to obtain additional liquidity for their common stock was in large part a response to shareholders who, over the past several years, expressed to management a desire for additional liquidity. In response to these concerns, shareholders who tender their shares of common stock will now have the opportunity to obtain cash.

         The details concerning the terms and conditions of the tender offer are set forth in an Offer to Purchase and related materials which are being forwarded to shareholders of record. Shareholders in whose names their common stock is registered may tender their shares directly according to the instructions in the Offer to Purchase and accompanying materials. Shareholders who hold their common stock through a securities firm, trust company or other nominee, should receive the above materials from the nominee. These shareholders may then instruct the nominee, which is the registered holder on the books of VICORP, to tender their common shares on their behalf.

         Interested persons may obtain documentation and information regarding the exchange offer from VICORP's information agent for the offer, D.F. King & Co., Inc., telephone (800) 758-5880.

         VICORP Restaurants, Inc. operates family style restaurants under the names Village Inn and Bakers Square and franchises restaurants under the Village Inn name. As of November 22, 1999, there were 8,875,076 shares of common stock outstanding. On November 22, 1999 the last reported sales price for the common stock was $17.44.

         Statements included in this press release which are not historical in nature are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding VICORP's future business prospects, plans, objectives, stock prices, expectations and intentions are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including, but not limited to those contained in the VICORP's Schedule 13E-4 filed on November 23, 1999. The Offer to Purchase, a letter of transmittal, and other materials are attached as exhibits to the Schedule 13E-4.

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